Exhibit 107

CALCULATION OF FILING FEE TABLE

Table 1 – Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$1,452,172,696.96 (1)	0.0000927	$134,616.41
Fees Previously Paid	—		—
Total Transaction Valuation	$1,452,172,696.96
Total Fees Due for Filing			$134,616.41
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$134,616.41

(1)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the proposed maximum aggregate value of transaction was calculated as the sum of:

i.	35,626,837 issued and outstanding shares of common stock multiplied by $37.50 per share,

ii.	279,943 shares of common stock subject to restricted stock units multiplied by $37.50 per share,

iii.	177,832 shares of common stock subject to performance stock units based on maximum-level performance, multiplied by $37.50 per share,

iv.

192,582 shares of common stock subject to long-term incentive plan awards, based on the assumption that all such awards will be vested and deemed earned and the achievement of maximum-level performance, multiplied by $37.50 per share, and

iv.

(x) 2,922,444 shares of common stock subject to “in the money” stock appreciation rights multiplied by $31.34 per share (the difference between $37.50 per share and the weighted average exercise price of such stock appreciation rights of $6.16 per share) plus (y) $188,527, representing the aggregate amount of previously unpaid dividends or dividend equivalents thereon, in each case, as of January 31, 2022.

Table 2 – Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims		—	—	—		—
Fee Offset Sources	—	—	—		—		—